Exhibit 99.1

Richmont Mines Inc. (the “Corporation”)
Annual General Meeting of Shareholders
May 9, 2013

Report on Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

In accordance with s. 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes conducted at the annual general meeting of the shareholders of the Corporation held on May 9, 2013 (the “Meeting”).

Election of Directors

Each of the seven (7) director nominees proposed by Management were elected as directors of the Corporation pursuant to a vote conducted by show of hands to hold office until the next annual meeting of shareholders or until the election of their successors. Proxies were received as follows:

	Number of
Name	Voted Shares	For	For%	Withhold	Withhold%

H. Greg Chamandy	19,752,719	8,322,370	59.14	5,749,672	40.86
Paul Carmel	19,752,719	13,564,558	96.39	507,484	3.61
Réjean Houle	19,752,719	11,150,218	79.24	2,921,823	20.76
Ebe Scherkus	19,752,719	13,552,111	96.31	519,930	3.69
Sam Minzberg	19,752,719	11,065,825	78.64	3,006,216	21.36
Elaine Ellingham	19,752,719	13,540,005	96.22	532,036	3.78
Michael Pesner	19,752,719	11,094,902	78.84	2,977,140	21.16

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Corporation pursuant to a vote conducted by show of hands to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

Number of voted shares: 19,752,719
For: 18,813,657 shares, representing 95.25%
Withheld from the vote: 939,062 shares, representing 4.75%

May 10, 2013

Richmont Mines Inc.

(s) Mélissa Tardif
Mélissa Tardif
Corporate Secretary